                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 4)

                    Under the Securities Exchange Act of 1934



                                   T HQ, Inc.
- -------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, Par Value $.0001
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    872443403
- -------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities


                                Scot A. Rosenblum
                           WisdomTree Associates, L.P.
                            1633 Broadway, 38th Floor
                            New York, New York 10019
                                 (212) 843-2782
- -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                                 Roger D. Blanc
                            Willkie Farr & Gallagher
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 821-8000

                                 August 21, 1996
- -------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: |_|

         Check the following box if a fee is being paid with this statement: |_|

                                 SCHEDULE 13D



- ------------------------              -----------------------------------------
CUSIP No. 872443403                   Page    2    of    13   Pages
          ---------                        -------    -------
- ------------------------              -----------------------------------------


- ---- --------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WisdomTree Capital Management, Inc.                      I.D. #13-3729429
- ---- --------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                    (b) [X]

- ---- --------------------------------------------------------------------------
 3   SEC USE ONLY

     --------------------------------------------------------------------------
- ----
 4   SOURCE OF FUNDS*

     AF
- ---- --------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

- ---- --------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
- -------------- --------- ------------------------------------------------------
                  7      SOLE VOTING POWER

                         0 shares of Common Stock
               --------- ------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             665,000 shares of Common Stock
  OWNED BY
    EACH       --------- ------------------------------------------------------
  REPORTING       9      SOLE DISPOSITIVE POWER
 PERSON WITH
                         0 shares of Common Stock
               --------- ------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         665,000 shares of Common Stock
- ---- --------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     665,000 shares of Common Stock
- ---- --------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [ ]
- ---- --------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.67%
- ---- --------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
- ---- --------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D



- ------------------------                 --------------------------------------
CUSIP No. 872443403                      Page    3    of    13   Pages
          --------------                      -------    -------
- ------------------------                 --------------------------------------


- ---- --------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WisdomTree Associates, L.P.                              I.D. #13-3729430
- ---- --------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [X]

- ---- --------------------------------------------------------------------------
 3   SEC USE ONLY

- ---- --------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     WC
- ---- --------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

- ---- --------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
- -------------- --------- ------------------------------------------------------
                  7      SOLE VOTING POWER

                         0 shares of Common Stock
               --------- ------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             580,000 shares of Common Stock
  OWNED BY     --------- ------------------------------------------------------
    EACH          9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH             0 shares of Common Stock
               --------- ------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         580,000 shares of Common Stock
- ---- --------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     580,000 shares of Common Stock
- ---- --------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [ ]
- ---- --------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.80%
- ---- --------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
- ---- --------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D



- -------------------------------                 -------------------------------
CUSIP No. 872443403                             Page    4    of    13   Pages
          ---------------------                      -------    -------
- -------------------------------                 -------------------------------


- ---- --------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WisdomTree Offshore, Ltd.
- ---- --------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                      (b) [X]

- ---- --------------------------------------------------------------------------
 3   SEC USE ONLY

- ---- --------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     WC
- ---- --------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

- ---- --------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
- -------------- --------- ------------------------------------------------------
                  7      SOLE VOTING POWER

                         0 shares of Common Stock
               --------- ------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             85,000 shares of Common Stock
  OWNED BY     --------- ------------------------------------------------------
    EACH          9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH             0 shares of Common Stock
               --------- ------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         85,000 shares of Common Stock
- ---- --------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     85,000 shares of Common Stock
- ---- --------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [ ]
- ---- --------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.88%
- ---- --------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
- ---- --------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D



- ----------------------------                   --------------------------------
CUSIP No. 872443403                            Page    5    of    13   Pages
          ------------------                        -------    -------
- ----------------------------                   --------------------------------


- ---- --------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jonathan L. Steinberg                                I.D. ####-##-####
- ---- --------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                     (b) [X]

- ---- --------------------------------------------------------------------------
 3   SEC USE ONLY

     --------------------------------------------------------------------------
- ----
 4   SOURCE OF FUNDS*

     AF
- ---- --------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

- ---- --------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
- -------------- --------- ------------------------------------------------------
                  7      SOLE VOTING POWER

                         0 shares of Common Stock
               --------- ------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             665,000 shares of Common Stock
  OWNED BY     --------- ------------------------------------------------------
    EACH          9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH             0 shares of Common Stock
               --------- ------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         665,000 shares of Common Stock
- ---- --------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     665,000 shares of Common Stock
- ---- --------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [ ]
- ---- --------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.67%
- ---- --------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
- ---- --------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 4, dated September 3, 1996, to the Schedule 13D, dated Novembrer 10, 1995, as amended by Amendment No. 1, dated December 15, 1995, as amended by Amendment No. 2, dated January 8, 1996, as amended by Amendment No. 3, dated August 9, 1996, filed on behalf of WisdomTree Associates, L.P. (the "Partnership"), WisdomTree Capital Management, Inc. (the "General Partner"), WisdomTree Offshore, Ltd. ("WisdomTree Offshore") and Jonathan L. Steinberg ("Mr. Steinberg" and collectively, the "Reporting Entities") relates to the Common Stock, par value $.0001 per share (the "Common Stock") of To HQ, Inc. (the "Company") and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934.

Item 3.  Source and Amount of Funds or Other Consideration.
                  Item 3 is hereby amended and restated in its entirety to read as follows:
                  The 580,000 shares of Common Stock acquired by the Partnership (the "Partnership Shares") were acquired in over-the-counter transactions for an aggregate purchase price of $2,599,822.48. The 85,000 shares of Common Stock purchased by WisdomTree Offshore (the "Offshore Shares", and together with the Partnership Shares, the "Acquired Shares") were acquired in over-the-counter transactions for an aggregate purchase price of $385,589.48.
                  The source of funds for the Partnership Shares was investment capital contributed by the Partnership. The source of funds for the Offshore Shares was investment capital contributed by WisdomTree Offshore.

Item 5.  Interest in Securities of the Issuer.
                  Item 5 is hereby amended and restated in its entirety to read as follows:
                   (a) As of September 3, 1996, the Partnership beneficially owned a total of 580,000 shares of the Common Stock of the Company, the General Partner beneficially owned a total of 665,000 shares of the Common Stock of the Company, WisdomTree Offshore beneficially owned a total of 85,000 shares of the Common Stock of the Company and Mr. Steinberg beneficially owned a total of 665,000 shares of the Common Stock of the Company, constituting 12.80%, 14.67%, 1.88% and 14.67%, respectively, of the shares of Common Stock then outstanding, based on 4,531,594 shares of Common Stock reported to be outstanding as of August 8, 1996 as disclosed in the Company's quarterly report on Form 10-Q for the quarter ended June 30, 1996. The Reporting Entities beneficially owned a total of 654,200 shares of the Common Stock of the Company, constituting 14.67% of the shares of Common Stock then outstanding. To the best of the knowledge of the Reporting Entities, none of the individuals listed on Schedule A, with the exception of Mr. Steinberg, beneficially owns any shares of the Common Stock of the Company, except pursuant to their interests in the Partnership, the General Partner and WisdomTree Offshore.
                   (b) The Partnership, the General Partner, Mr. Steinberg and Russell Anmuth, a Vice President of the Investment

Manager, co-manager of the Partnership and co-manager of WisdomTree Offshore, share voting and dispositive power with respect to 580,000 shares of Common Stock. WisdomTree Offshore, the General Partner, Mr. Steinberg and Mr. Anmuth share voting and dispositive power with respect to 85,000 shares of Common Stock. To the best of the knowledge of the Reporting Entities, none of the individuals listed on Schedule A, with the exception of Mr. Steinberg and Mr. Anmuth, has any voting or dispositive power with respect to shares of Common Stock.
          (c) Information concerning transactions in the Common Stock effected by the Reporting Entities since the filing of Amendment No. 3 on August 9, 1996 is set forth in Schedule B hereto and is incorporated by reference. Except as set forth in Schedule B, no transactions in the Common Stock have been effected by any of the Reporting Entities or, to the best of the knowledge of the Reporting Entities, by any of the persons identified in Schedule A, since the filing of Amendment No. 3 on August 9, 1996.
          (d)  Not applicable.
          (e)  Not applicable.

                                  SCHEDULE A


         The following table sets forth the name and principal employment of each of the officers and directors of WisdomTree Capital Management, Inc. and Individual Investor Group, Inc., as well as the business address of each director of such entities not employed by such entities.


WisdomTree Capital
Management, Inc.                  Position

Jonathan L. Steinberg             Chairman, Chief Executive Officer and Director

Robert Schmidt                    President and Director

Scot A. Rosenblum                 Vice President, Secretary and Director

Russell Anmuth                    Vice President


Individual Investor
Group, Inc.                       Position

Jonathan L. Steinberg             Chairman, Chief Executive Officer and Director

Robert Schmidt                    President, Chief Operating Officer and
                                  Director

Scot A. Rosenblum                 Vice President, Secretary and Director

Henry Clark                       Controller and Assistant
                                  Secretary

Peter M. Ziemba                   Assistant Secretary

Bruce Sokoloff                    Director; Executive Vice President, Reliance
                                  Group Holdings, Inc., 55 East 52nd Street,
                                  New York, New York 10055

WisdomTree Offshore, Ltd.         Position

Jonathan L. Steinberg             Vice President

Scot A. Rosenblum                 Chairman, Vice President and Director

Christopher Wetherhill            President and Director; Chief Executive
                                  Officer, The Hemisphere Group Limited,
                                  Hemisphere House, 9 Church Street, Hamilton,
                                  Bermuda

Charles Quin                      Director; Partner, Quin & Hampson, George
                                  Town, Grand Cayman, Cayman Islands.

                                  SCHEDULE B


The Partnership

1. On August 7, 1996, the Partnership purchased 4,000 shares of Common Stock of the Company in over-the-counter transactions at a price of $5.38 per share.

2. On August 7, 1996, the Partnership purchased 100 shares of Common Stock of the Company in over-the-counter transactions at a price of $5.70 per share.

3. On August 8, 1996, the Partnership purchased 4,000 shares of Common Stock of the Company in over-the-counter transactions at a price of $5.51 per share.

4. On August 20, 1996, the Partnership purchased 8,500 shares of Common Stock of the Company in over-the-counter transactions at a price of $5.03 per share.

5. On August 21, 1996, the Partnership purchased 22,500 shares of Common Stock of the Company in over-the-counter transactions at a price of $4.99 per share.

6. On August 22, 1996, the Partnership purchased 5,000 shares of Common Stock of the Company in over-the-counter transactions at a price of $5.24 per share.

7. On August 23, 1996, the Partnership purchased 4,000 shares of Common Stock of the Company in over-the-counter transactions at a price of $5.27 per share.

8. On August 23, 1996, the Partnership purchased 10,000 shares of Common Stock of the Company in over-the-counter transactions at a price of $5.44 per share.

9. On August 26, 1996, the Partnership purchased 10,000 shares of Common Stock of the Company in over-the-counter transactions at a price of $5.50 per share.

10. On August 30, 1996, the Partnership purchased 10,800 shares of Common Stock of the Company in over-the-counter transactions at a price of $5.24 per share.


WisdomTree Offshore

1. On August 9, 1996, WisdomTree Offshore purchased 10,000 shares of Common Stock of the Company in over-the-counter transactions at a price of $5.44 per share.

2. On August 9, 1996, WisdomTree Offshore purchased 4,000 shares of Common Stock of the Company in over-the-counter transactions at a price of $5.32 per share.

3. On August 9, 1996, WisdomTree Offshore purchased 11,000 shares of Common Stock of the Company in over-the-counter transactions at a price of $5.27 per share.

4. On August 13, 1996, WisdomTree Offshore purchased 5,000 shares of Common Stock of the Company in over-the-counter transactions at a price of $5.13 per share.

5. On August 22, 1996, WisdomTree Offshore purchased 5,000 shares of Common Stock of the Company in over-the-counter transactions at a price of $5.19 per share.

                                  SIGNATURES


          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated: September 3, 1996                    WISDOMTREE ASSOCIATES, L.P.

                                            By: WisdomTree Capital Management,
                                                Inc., General Partner



                                            By:/s/ Scot A. Rosenblum
                                            Name:  Scot A. Rosenblum
                                            Title: Vice President



Dated: September 3, 1996                    WISDOMTREE CAPITAL
                                            MANAGEMENT, INC.



                                            By:/s/ Scot A. Rosenblum
                                            Name:  Scot A. Rosenblum
                                            Title: Vice President



Dated: September 3, 1996                    WISDOMTREE OFFSHORE, LTD.



                                            By:/s/ Scot A. Rosenblum
                                            Name:  Scot A. Rosenblum
                                            Title: Director



Dated: September 3, 1996                    By:/s/ Jonathan L. Steinberg
                                               -------------------------
                                               Jonathan L. Steinberg